

December 29, 2020

Kathryn Andrews
Chief Financial Officer
ALTERITY THERAPEUTICS LTD
ABN 37 080 699 065
Level 3, 460 Bourke Street
Melbourne, Victoria 3000 Australia

      Re: ALTERITY THERAPEUTICS LTD
          Registration Statement on Form F-3
          Filed December 23, 2020
          File No. 333-251647

Dear Ms. Andrews:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Laura Crotty at 202-551-7614 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Steven J. Glusband